

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2018

Gail Makode
General Counsel and Secretary
IES Holdings, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056

      Re: **IES Holdings, Inc.**
              Post-Effective Amendment to Form S-3 on Form S-1
              Filed February 22, 2018
              File No. 333-215071
              Post-Effective Amendment to Form S-3 on Form S-1
              Filed February 22, 2018
              File No. 333-186786

Dear Ms. Makode:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed this post-effective amendment for the purpose of converting each of your registration statements from Form S-3 to Form S-1. It appears that your eligibility to use Form S-3 ended on the date you filed your Form 10-K for the fiscal year ended September 30, 2017. Please confirm. As a result, it appears you were required to provide a Section 10(a)(3) update via a post-effective amendment no later than sixteen months from the date of the audited financial statements contained in the subject registration statements, or in your case, no later than January 31, 2018. Please advise and clarify supplementally whether your registration statements were used for the offer or sale of your securities after January 31, 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: G. Michael O'Leary, Esq.